(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS AMENDED

For the three month period ended March 31, 2006

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Fronteer Development Group Inc. (the “Company”) for the three month period ended March 31, 2006, and the related notes thereto. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is dated as of May 10, 2006.

OVERVIEW

The Company is a discovery stage mineral exploration company with exploration properties in western Turkey, Canada and in Mexico. At May 10, 2006, the Company also owns 49.3% of Aurora Energy Resources Inc. (“Aurora”) a company focused on exploring for uranium in Newfoundland and Labrador, Canada, which is listed on the Toronto Stock Exchange under the symbol AXU. The Company accounts for its investment in Aurora as an equity investment.

At December 31, 2005, the Company owned 56.8% of Aurora and accounted for its investment in Aurora as a joint-venture and therefore proportionately consolidated its results. The ownership change to 49.3% resulted from Aurora completing an initial public offering (“IPO”) of its common shares in March 2006 followed by the exercise of the underwriter’s over-allotment option. Aurora raised gross proceeds of $28,750,000, which is sufficient to fund its planned 40,000 metre drill program in Labrador for the year. Aurora shares employees and management with the Company.

During the first quarter, the Company focused on developing exploration plans for its gold properties in western Turkey and Mexico, the IPO of Aurora and completion of 43-101 compliant resource estimates for the Turkish gold assets and Aurora’s uranium assets in Labrador.

Subsequent to quarter end, the Company received notification from Teck Cominco Limited that its Turkish subsidiary would be exercising its back-in right on both the Agi Dagi and Kirazli properties. Teck Cominco is required to spend a minimum of US$15 million on these properties to earn back a 60% interest (as further discussed below). This decision immediately frees up the Company’s technical staff in Turkey to focus on completing the earn-in on the Biga regional properties. At March 31, 2006, the Company must spend approximately US$1,350,000 to complete its earn-in requirement on the Biga properties which are now expected to be completed by September 2006.

In addition, on May 10, 2006, the Company agreed with a syndicate of underwriters led by National Bank Financial (the "Underwriters"), to a bought deal financing of 6,000,000 common shares of the Company, from treasury, at a price of $6.40 per share for gross proceeds of $38,400,000. The Underwriters are entitled to a commission of 5.5% . The deal remains subject to regulatory approval and due diligence review and is expected to close on or about June 1, 2006.

The Company has an exploration budget of $460,000 on the newly optioned San Pedro and Clara properties in Mexico and an exploration budget of $3,300,000 on its Yukon properties, called the Wernecke Breccias.

The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG.

RESULTS OF OPERATIONS

The Company’s amended income before discontinued operations for the quarter ended March 31, 2006 was $10,022,205 or $0.20 per share compared to a loss of $289,075 or $0.01 per share for the same period in the prior year. Contributing to the period over period difference was a dilution gain realized on the IPO of Aurora offset by the Company’s share of the operating loss for the period from Aurora, an increase an investor relations costs, office and general expenses, listing and filing fees, property investigation costs and legal fees, offset by a decrease in stock-based compensation.

The Company was required to amend its original MD&A filing because of an error identified on a spreadsheet used to calculate the balance of the Company’s investment in Aurora and therefore the Company’s calculation of future income taxes. The effect of this change on the Company’s balance sheet was that the Company’s investment in Aurora decreased by $840,879 to $16,291,940 and the future income tax liability decreased $1,533,034 to $832,014. The effect on the Company’s statement of operations was an increase in the equity loss of Aurora by $840,879 to $2,449,374 and an increase in a future income tax recovery by $1,533,034 to $1,529,787.

In March 2006, the Company successfully listed Aurora on the Toronto Stock Exchange. The resulting dilution reduced the Company’s percentage ownership in Aurora from 56.8% to 50.2% . In April 2006, Aurora issued additional common shares on exercise of an underwriter’s over-allotment option reducing the Company’s interest down to 49.3% . The Company realized a gain on dilution at March 31, 2006 of $11,898,243, which represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the amount the carrying value of the Company’s investment in Aurora is reduced. The Company now accounts for its investment in Aurora through the equity method as it no longer has the unequivocal right to elect the majority of directors of Aurora and there are no other agreements of instruments in existence that would give it that right in the future. At March 31, 2006, the Company included its share of the loss of Aurora of $2,449,374, the majority of which relates to stock-based compensation expense. Aurora was not incorporated until June 2005 and substantially all of its costs to December 2005 were exploration related and capitalized to its balance sheet.

Investor relations expense increased to $194,710 for the quarter as compared to $84,164 for the same period in the prior year, with the increase attributed to fees paid to consultants to arrange meetings with potential investors, costs associated with a new website and increased costs associated with news release dissemination.

Office and general expenses for the quarter were $99,716 as compared to $32,967 for the same period in the prior year. The increase in costs is directly attributed to the move to larger office premises in February 2006 and the opening of an office in Ankara, Turkey in April of 2005. In addition, insurance costs increased as a result of the Company’s Amex listing in June 2005.

Listing and filing fees, which includes transfer agent costs, increased to $90,270 at March 31, 2006, compared to $58,768 in the prior quarter, because of annual listing fees associated with the Amex listing and an increase in the TSX fees because of the Company’s higher market capitalization over the prior year.

Property investigation costs rose to $77,168 in the first quarter compared to $3,675 in the prior year. The expenditures relate to costs associated with investigating the numerous opportunities presented to the Company for consideration. The majority of expenses incurred in the first quarter relate to review of additional opportunities in Turkey.

Legal fees have increased to $25,470 at March 31, 2006 from $10,772 from the same period in the prior year as a result of increased activity in the Company including consultation on various US securities filings.

Stock-based compensation expense, which is comprised of the fair value of stock options granted to employees and consultants that vest in the period, decreased to $262,313 for the quarter from $308,543 in the same period in the prior year. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.

Wages and benefits costs increased to $175,114 at March 31, 2006 from $162,367 in the same period in the prior year despite non-exploration salaries charged to and recovered from Aurora in connection with its IPO financing. As the Company shares some personnel and management with Aurora, wages and benefits costs associated with these common personnel and management will be shared going forward. Overall, the number of employees increased over the same period in the prior year.

During the first quarter of 2005, the Company formally renounced to shareholders, the tax benefits of $1,100,000 of Canadian exploration expenses pursuant to an agreement from the October 2004 flow-through financing. As a result, the Company recognized the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset a future income tax liability arising when the Canadian exploration expenses were renounced.

A similar entry was made in 2006 to renounce the tax benefits of $4,125,000 of Canadian exploration expenses pursuant to an agreement from the May 2005 flow-through financing. The Company recognized the benefit of previously unrecognized future income tax assets in the amount of $1,406,625 to offset a future income tax liability arising when the Canadian exploration expenses were renounced. The resultant future income tax recovery offset a future income tax expense arising on other timing differences in the Company.

The Company’s discontinued real estate joint venture incurred $7,842 of warranty repairs during the quarter as compared to nil for the same period in the prior year. Warranty costs are incurred as issues are identified. The Company has two years remaining before the warranty period expires.

Total assets at March 31, 2006 increased to $48,145,904 from $33,802,467 at December 31, 2005, primarily as a result of the recognition of a dilution gain from the Aurora IPO and the corresponding increase in the investment in Aurora accounted for by the equity method to $16,291,940. At March 31, 2006, the fair market value of the Company’s investment in Aurora was $121,461,112. In addition, the company realized cash flows from the exercise of warrants and options of $5,810,425 offset by exploration expenditures of $1,451,618 and cash flows from operations of $762,860.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Exploration Projects

Exploration expenditures for first quarter of 2006 and 2005 totalled $675,328 and $889,795 in Turkey, $172,271 and $144,329 in Mexico and $333,031 and nil in the Yukon, Canada, respectively.

Turkey

On April 27, May 6 and October 19, 2004, the Company signed three separate Memoranda of Understanding (“MOU’s”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (“TCAM”) to acquire a 100% interest in exploration properties in western Turkey named Agi Dagi, Kirazli and the Biga Properties, respectively

Subsequent to period end, TCAM provided notice to the Company of its intention to earn back a 60% interest in each of the Agi Dagi and Kirazli properties, prior to the Company actually completing its earn-in expenditure requirement as called for under the MOU. As a result, the Company is deemed to immediately have earned a 100% interest in each property. The Company issued to TCAM 175,000 common shares on April 30, 2006, as required under the Agi Dagi and Kirazli MOU’s. The Company is not required to issue the final 300,000 common shares as originally outlined under the MOU for Agi Dagi and Kirazli because of the TCAM earn-back election.

To earn back a 60% interest in Agi Dagi and Kirazli, TCAM is required to spend twice the Company’s expenditures to date of the earn-back notice, over a period of two years, with 50% of this amount required to be spent over the first year. The Company’s expenditures up to the date of the earn-back election were approximately US$5,000,000 on Agi Dagi and US$2,500,000 on Kirazli. The Company will assist TCAM by providing technical support and personnel during the earn-back period.

Upon the Company earning its 100% interest, TCAM was granted a Net Smelter Return Royalty ("NSR") of 1% on the Agi Dagi Project, 2% on the Kirazli Project. The royalty is eliminated if TCAM completes its earn-back.

In consideration of the preliminary ounces outlined on the Agi Dagi and Kirazli Properties by TCAM, the Company will also pay to TCAM, within sixty days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the originally defined resource areas.

TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting its expenditure commitment above.

As at March 31, 2006, the Company must incur an additional US$1,350,000 before earning a 100% interest in the Biga properties subject to TCAM retaining a 1% net smelter royalty upon the Company earning 100%. The Company anticipates meeting this earn-in requirement by September 2006.

Any time prior to the Company earning its interest, TCAM may elect to earn back a 60% interest by spending, over a three-year period, 3.5 times the Company's accrued expenditure to the date of the election, with a minimum of 50% being spent in year one and may earn back an additional 10% by electing to complete a feasibility study on the project within four years of earning back to 60%.

TCAM may alternatively elect to earn back a 60% interest after the company has completed its earn-in expenditure, by spending US$4,000,000, with 50% or more required to be spent in year one and TCAM must also complete a feasibility study (to bankable standards) within four years of earning back its 60%. TCAM may earn an additional 10% interest (to 70%) in the Biga Properties by arranging project financing for the Company's 30% portion of the production capital costs.

The 2006 drilling program commenced March 22, 2006 at Agi Dagi. A total of 431 metres were drilled in 6 partially completed holes. Exploration expenditures on Agi Dagi for the period totaled $370,693, including an allocation of stock-based compensation expense of $12,274.

The Company successfully completed a 43-101 compliant resource estimate on Agi Dagi in early 20061. Currently, Agi Dagi comprises two separate resource areas referred to as the Baba Zone

1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng., Exploration Manager – Canada / Turkey for the Company, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, B.C., using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux P. Eng .of Giroux Consultants Ltd.

and the Deli Zone, which are located three kilometres apart on the same hill. The grade, tonnage and classification of new resource estimates from the Deli and Baba Zones are as follows:

	Indicated					Inferred
Zone	Tonnes (000)	Au g/T	Ag g/T	Au oz (000)	Ag oz (000)	Tonnes (000)	Au g/T	Ag g/T	Au oz (000)	Ag oz (000)
Deli Oxide Deli Sulphide Deli Total	1,110 250 1,360	0.83 1.12 0.90	5.00 8.46 5.63	30 9 39	178 68 246	12,350 4,060 16,410	1.12 1.06 1.10	7.16 9.65 7.78	444 138 582	2,843 1,260 4,103
Baba Oxide Baba Sulphide Baba Total	6,270 170 6,440	0.86 1.10 0.86	0.86 0.91 0.86	172 6 178	174 5 179	16,940 1,430 18,370	0.77 1.06 0.78	1.01 9.65 1.01	418 43 461	551 43 594
Agi Dagi Total	7,800	0.86	1.69	217	425	34,780	0.93	4.20	1,043	4,697

The Deli Zone is open for expansion in all directions. Similarly, the Baba zone is open for expansion to the north-northwest. TCAM will be responsible for directing the exploration of these and other new target areas on the property for the next two years. Results were also obtained from results from metallurgical tests that indicate recoveries of up to 87% after 40 days of column leaching.

The 2006 drilling program on Kirazli was scheduled to commence in May. During the first quarter, the Company received results from metallurgical testing which indicated that Kirazli oxide material is amenable to leaching with average recoveries of 85% after 40 days of column leaching. Total exploration expenditures on Kirazli for the first quarter were $195,585 including an allocation of stock-based compensation costs of $16,591.

The Company successfully completed a 43-101 compliant resource estimate on the Kirazli Property in early 20062. Currently the Kirazli Project consists of a large resource area that has a minimum strike length of 1,000 metres. The grade, tonnage and classification of the resource estimate from Kirazli are as follows:

	Indicated					Inferred
Zone	Tonnes (000)	Au g/T	Ag g/T	Au oz (000)	Ag oz (000)	Tonnes (000)	Au g/T	Ag g/T	Au oz (000)	Ag oz (000)
Kirazli Oxide Kirazli Sulphide	2,730 2,700	1.69 1.11	16.18 3.14	148 96	1,420 273	4,790 13,020	1.04 0.96	18.92 2.26	160 403	2,914 945
Kirazli Total	5,430	1.40	9.70	244	1,693	17,810	0.98	6.74	563	3,859

The resource area on Kirazli is open for expansion to the north and south and at depth.

During the period, the Company incurred costs on the Biga properties totalling $276,743 including costs of $171,945 incurred staking and acquiring land by auction.

The Company will be shifting its focus to the Biga properties which now consist of at least two separate target areas called Pirentepe and Halilaga and will be exploring these areas with IP and magnetic surveys with drill targets to be identified on Pirentepe as soon as possible. The Company hopes to complete its earn-in on the Biga properties by the end of September 2006. Pirenteppe and Halilaga each have their own budget of US$500,000 and US$525,000, respectively.

2 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng., Exploration Manager – Canada / Turkey for the Company, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, B.C., using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux P. Eng., .of Giroux Consultants Ltd.

Mexico

In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). The Company may earn 100% interest in both of these projects by spending a combined total of US$2,000,000 over four years on exploration, to be divided between the two properties, with a minimum US$500,000 expenditure required on a property before earn-in on that property is complete. Minera will retain a back-in right to each project which must be exercised within 60 days of the Company expending US $2,000,000 on such project. Minera will also retain a 1.5% - 2% net smelter royalty on each project, which will be extinguished if Minera earns back an interest on a project. The Company has a firm commitment to incur a minimum US$250,000 on the properties by September 30, 2006. If a total of US$250,000 is not incurred on a property by September 30, 2007, the option on that property will be forfeited.

Minera's back-in right allows it to earn an initial 51% interest in each project individually by incurring twice the Company’s expenditures on such project over three years, with a firm first-year work commitment of 25% of the Company's expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

The Company has an exploration budget of US$383,000 for these properties in 2006, which will include a sampling program and a reverse circulation drill program on Clara of 1,247 metres. The Company has now received all environmental permits for the 2006 program and will begin drilling in May

Expenditures on Clara and San Pedro for the quarter totalled $172,271 primarily consisting of costs associated with a mapping and sampling program over the properties.

Wernecke properties

In January 2006, the Company and Rimfire Minerals Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada (“Newmont”) and NVI Mining Ltd. (“NVI”) a subsidiary of Breakwater Resources Ltd. to acquire mineral claims and a data set on the claims, located in the Wernecke Mountains of the Yukon, Canada. The Company is required to complete $2,000,000 in expenditures on the property to earn an 80% interest in the claims and data set while Newmont and NVI retain a 2% net smelter royalty. In addition, the Company has staked additional claims in the area, which become subject to the terms of this agreement.

Expenditures for the period, which include costs of additional staking and preliminary costs of a comprehensive geophysical survey, totalled $465,640. The Company has a budget for the property in 2006 of $3,300,000.

Investment in Aurora Energy Resources Inc.

Aurora, which owns the uranium assets in the CMB previously held by Fronteer and Altius, completed its IPO financing on March 22, 2006, raising gross proceeds of $28,750,000 including exercise of an over-allotment option. As of the date of this MD&A, the Company no longer controls Aurora and therefore accounts for its investment using the equity method.

In January 2006, it was announced that Aurora had completed a 43-101 compliant resource estimate on the Michelin deposit (“Michelin”), the asset underpinning the uranium property in Labrador3. The grade, tonnage and classification of this new resource estimate are as follows:

3 Ian Cunningham-Dunlop, P.Eng., Exploration Manager – Canada / Turkey for the Company, who is the designated Qualified Person for the Company on this project. CIM definitions were followed for mineral resources. Mineral resources are estimated at a cut-off grade of 0.05% U3O8 and a minimum vein width of 2.0 metres. Density of mineralized rock is 2.83 t/m3. Tonnage and contained lbs. uranium numbers are

  342,000 tonnes at 0.113% U3 O8 (2.48 lbs. per tonne) for a Measured Resource of 851,000 pounds.
  8,615,000 tonnes at 0.113% U3 O8 (2.48 lbs. per tonne) for an Indicated Resource of 21,374,000 pounds.

The new, deeper part of Michelin is currently defined by seven widely spaced holes that have extended the deposit to 700 metres in depth. Assay results from these widely spaced holes were incorporated into the resource estimate and have added an initial 13.4 million pounds of U3 O8 at 31% higher grades than the overlying historical part of the deposit. The grade, tonnage and classification of this new resource are as follows:

  4,116,000 tonnes at a grade of 0.148% U3 O8 (3.25 lbs. per tonne) for an Inferred Resource of 13,360,000 pounds.

Aurora incurred expenditures of $184,037 during the quarter on the exploration of its uranium assets (net of stock-based compensation of $510,456) out of a total budgeted expenditure of $448,050 for the quarter and $14,500,000 for the year.

Aurora continues to analyze existing data, refine drill targets and plan for the upcoming 40,000 metre drill program, which is expected to commence in May 2006, slightly later than expected because of weather issues. A gravity survey was recently completed over the lake based portion of the Melody Hill target area but the land based portion of the survey cannot be completed until the summer months due to excessive snow cover. Aurora has also initiated preliminary metallurgical testing at SGS Lakefield Research using sample material obtained from the 2005 drill program.

Recommended expenditures for the 2006 exploration season as detailed in the Aurora’s prospectus dated March 22, 2006, total approximately $14,500,000. The 2006 exploration program is not expected to vary from the recommended program and is to include:

  metallurgical testing of drill core rejects from the 2005 drilling campaign at SGS Lakefield Research in Lakefield, Ontario, Canada;
  a 40,000 metre diamond drill program focusing on targets at Michelin, Michelin East, Rainbow, Jacque’s Lake, Otter Lake, White Bear Lake, Melody Hill and Post Hill;
  an ongoing geological mapping & geochemical sampling program throughout the claim group;
  a gravity survey at Melody Hill to identify the source of high grade boulders;
  an environmental baseline survey and ongoing monitoring program; and
  an updated resource estimate and economic study of the Michelin deposit by year-end with possible commencement of pre-feasibility work.

Real Estate Development Joint Venture

The Company continues to hold a 50% interest in its original real estate development joint venture. The Company holds its interest in the joint venture through a 50% interest in Berkley Homes (Pickering) Inc. The joint venture continues to have restricted cash on deposit of approximately $92,000 to cover potential warranty claims on its real estate development projects. The Company’s share of warranty repairs totalled $7,842 in the period. The Company has approximately 21 months left under the terms of the warranty.

rounded. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd., Ancaster, Ontario.

The mineral resource estimate was prepared by independent consultants Roscoe Postle & Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters.

	Mar 2006	Dec 2005	Sep 2005	Jun 2005
Income (Loss) before discontinued operations	$10,022,205	$(1,933,478)	$($1,808,660)	$(1,264,730)
Basic earnings (loss) per share before discontinued operations	$0.20	$(0.04)	$(0.04)	$(0.03)
Diluted earnings (loss) per share before discontinued operations	0.18	(0.04)	(0.04)	(0.03)
Net earnings (loss) for the period	$10,014,363	$(1,916,744)	$(1,833,989)	$(1,264,730)
Basic earnings (loss) per share for the period	$0.20	$(0.04)	$(0.04)	$(0.03)
Diluted earnings (loss) per share for the period	$0.18	$(0.04)	$(0.04)	$(0.03)

	Mar 2005	Dec 2004	Sep 2004	Jun 2004
Income (loss) before discontinued operations	$(289,075)	$(2,228,002)	$($605,258)	$(869,318)
Basic and diluted loss per share before discontinued operations	$(0.01)	$(0.07)	$(0.02)	$(0.03)
Net income (loss) for the period	$(289,075)	$(2,228,002)	$(605,258)	$(875,267)
Basic and diluted income (loss) per share for the period	$(0.01)	$(0.07)	$(0.02)	$(0.03)

In the first quarter of 2006, the Company realized a dilution gain of $11,898,243 on the IPO of Aurora and the resulting decrease in ownership from 56.8% to 50.2% .

In the fourth quarter of 2005, a decision was made to write off the Company’s exploration properties in Chiapas totalling $943,216. In addition, the Board of Directors approved bonuses resulting in an increased wage and benefits expense totalling $285,417.

In the third quarter of 2005 a decision was made to write off exploration expenditures associated with the Company’s remaining exploration properties in the Northwest Territories and Ontario totalling $1,144,414.

In the second quarter of 2005, the Company wrote off exploration expenditures on the Dixie Lake Property totalling $224,708, realized additional stock-based compensation expenses of $483,979, incurred listing and filing fees with respect to the Company’s Amex listing of $50,001 and incurred start-up costs associated with the office opening in Ankara, Turkey totalling $18,100.

In the first quarter of 2005, the Company realized a $391,600 future income tax recovery arising on the recognition of previously unrecognized future income tax assets used to offset a future income tax liability realized on the renouncement of exploration expenditures on flow through shares issued in 2004.

The significant increase in the net loss for the fourth quarter of 2004 was attributable to an additional stock option expense of $1,517,980 for options granted in the fourth quarter as well as management’s reevaluation of the assumptions used in its option pricing model. The Company also completed the evaluation of its various mineral property costs, which resulted in a write-down of various exploration properties of $251,421.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

The Company has the following contractual obligations at March 31, 2006:

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$544,386	$121,590	$318,636	$104,160	Nil
Exploration expenditures	US$102,000(1)	US$102,000	Nil	Nil	Nil

(1)

The Company has a firm commitment to spend an additional US$102,000 exploring the San Pedro and Clara Properties by October 2006 (original commitment of US$250,000 less expenditures incurred to March 31, 2006).

At March 31, 2006, the Company had cash on its balance sheet of $19,244,970 and working capital of $18,937,577 as compared to cash of $16,096,933 and working capital of $15,538,871 at December 31, 2005. The change in cash and working capital of $3,148,037 and $3,398,706 respectively, is primarily due to the receipt of proceeds of $5,810,425 from financing activities, consisting of the exercise of stock options and warrants, offset by exploration expenditures of $1,451,618 and cash used in operations of $762,860 during the quarter.

Subsequent to quarter end, the Company received a further $2,318,480 from the exercise of additional 1,253,000 warrants and options. The Company currently has cash and short term deposits of approximately $21,400,000 on its balance sheet and working capital of approximately $21,000,000. The Company believes that along with the bought deal financing, the Company has sufficient funds to complete its currently planned exploration budgets and administrative operating costs for the next 18 months as well as funds to pursue additional opportunities to grow the Company’s asset base. The Company has a remaining exploration budget of approximately US$1,350,000 on its Turkish properties, $460,000 in Mexico and $3,000,000 on its Wernecke properties. The Company expects that cash flow used in operations will be approximately $1,200,000 for the remainder of 2006.

The Company has no debt. The only long term lease commitments are the operating lease for the Company’s office premises and equipment. Cash flows required under these lease agreements total $121,590 for the next 12 months.

The Company does not anticipate any significant environmental liabilities for the remainder of 2006.

CAPITAL RESOURCES

The Company has warrants and stock options outstanding that are currently in the money, which could potentially bring an additional $13,700,000 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

Over the next 12 months, the Company has a firm commitment to spend a further US$102,000 on the San Clara and Pedro properties in Jalisco, Mexico. The Company’s exploration budgets provide that this commitment will be met.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements other than a commitment under the San Pedro and Clara mineral property option agreement as described above.

TRANSACTIONS WITH RELATED PARTIES

During the quarter, the Company paid legal fees of $2,644 (2005 - $3,647) to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

In addition, the Company invoiced Aurora $329,060 during the quarter for its share of office costs, employee wages and benefits and costs of the IPO financing. At March 31, 2006, the Company had a receivable from Aurora of $243,543 relating to these expenditures.

In April 2006, the company and Aurora signed a cost sharing agreement whereby the Company will charge 50% of the common office costs and common employee benefit costs to the Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60-days notice by either party.

DISCLOSURE CONTROLS AND PROCEDURES

During the year quarter ended March 31, 2006, the Company’s Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company’s existing disclosure controls. Based upon the evaluation performed, management is confident that the material information related to the Company and its subsidiaries, is known to management and that the Company’s disclosure controls and procedures will be effective on an ongoing basis.

OTHER SUBSEQUENT EVENTS

As of May 10, 2006, the Company granted 860,000 stock options to employees at exercise prices ranging from $6.50 to $7.10 exercisable until May 1, 2011 and May 9, 2011.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment.

Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in the first quarter other than how the Company accounts for its investment in Aurora. At December 31, 2005, the Company accounted for its investment in Aurora as a joint-venture and accordingly proportionately consolidated Aurora’s results. Due to the Company’s loss of control of Aurora through Aurora’s IPO financing and subsequent exercise of the over-allotment option, the Company’s interest in Aurora fell below 50%. Effective March 22, 2006, the Company accounts for its investment in Aurora through the equity method.

NEW ACCOUNTING PRONOUNCEMENTS

Financial Instruments

On January 27, 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified in various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium, or discounts and losses or impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little change in accounting for these financial instruments from current standards.

Hedge Accounting

Section 3865 provides alternative treatments to Handbook Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company does not currently have any hedging relationships.

Comprehensive Income

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with US GAAP. The Company currently does not have any assets that would give rise to comprehensive income.

Consolidation of Variable Interest Entities

In June 2003, the CICA issued new accounting guideline ACG-15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The guideline generally applies to annual and interim periods beginning on or after November 1, 2004. Further guidance was issued by the CICA in EIC 157 in October 2005, which deals with implied variable interests. The Company currently does not have any interest in a Variable Interest Entity.

FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and short term deposits, accounts receivable and amounts due from various joint venture partners. The Company deposits cash and short term deposits with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily related to input tax credits receivable and amounts due from Aurora. The Company performs ongoing evaluation of its receivables from Aurora to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At March 31, 2006, the fair values of cash and short-term deposits and trade and other receivables approximate their carrying values because of the short-term nature of these instruments.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the quarter end to May 10, 2006:

# of common shares
Balance, March 31, 2006	51,918,472
Shares issued on exercise of warrants	970,000
Shares issued on exercise of options	283,000
Shares issued for interest in exploration properties	175,000

Balance, May 10, 2006	53,346,472

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

The Risk factors that could affect the Company's future results include, but are not limited to:

Cumulative Unsuccessful Exploration Efforts By The Company Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in the Company having to cease operations.

The Company Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined, the Company Could Have to Cease Operations:

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If the Company does not ultimately find a body of ore, it could have to cease operations.

There is No Guarantee of Clear Title to Any of the Exploration properties in Which the Company Has an Interest:

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to the Company. The Company currently does not have clear title to all of its properties in Turkey, Mexico and Yukon Territory as they are all held under option to purchase agreements.

Mineral Prices May Not Support Corporate Profit for The Company:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist, the Company could have to cease operations.

The Company Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain

Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company’s inception as at March 31, 2006 is $722,750. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders.

The Company currently has 4,192,500 share purchase options outstanding and 3,018,910 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 53,346,472 (as of May 10, 2006) to 60,557,882. This represents an increase of 13.5% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of The Company Could Be In An Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities, require permits from various governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in The Company Having to Cease Operations:

Exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure, or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and liabilities would reduce the funds available for exploration activities and could force The Company to cease operations.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect The Company’s Shareholders

Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Company may be diluted.

OUTLOOK

With TCAM now responsible for all of the expenditures on Agi Dagi and Kirazli, the Company is free to focus on the science of making additional discoveries in the Biga regional properties in Turkey, on the new Clara and San Pedro silver-gold properties in Mexico and in the exciting uranium, copper-gold opportunity in the Wernecke Mountains.

Aurora’s drill program, one of the largest exploration programs in Canada, will begin in May. The Company anticipates that its investment in Aurora will continue to increase in value as Aurora continues to expand the Michelin deposit and march it towards feasibility. Aurora’s uranium property offers numerous additional targets that will be tested during the year with anticipation that these may add to the growing uranium resource in the district.

The Company continues to investigate other opportunities to acquire assets that it feels have potential to develop into world class deposits. The Company’s has utilized its relationships in the industry, hired additional staff and contracted others, to help it identify and evaluate these opportunities. The Company’s bought deal financing provides the resources to pursue these additional opportunities more aggressively. We look forward to new and exciting projects being added to the Company’s collection of assets as the year progresses.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President	CFO, Corporate Secretary

May 10, 2006